SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.( )

DRYCLEAN USA, Inc.

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(Name of Issuer)

Common Stock, par value $.025

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(Title of Class of Securities)

262432-10-7

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(CUSIP Number)

April 28, 2008

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)

☒ Rule 13d-1(c)

[	] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432-10-7

1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Thrifty Rent-A-Car System, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) ☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(5) SOLE VOTING POWER

482,760 (1)

(6) SHARED VOTING POWER

0

(7) SOLE DISPOSITIVE POWER

482,760

(8) SHARED DISPOSITIVE POWER

0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,760

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[	]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.9%

12) TYPE OF REPORTING PERSON

CO

(1) These shares are subject to a Stockholders Agreement in which the Reporting Person has agreed to vote for the election of directors of designees of William K. Steiner and Michael S. Steiner. Accordingly, with respect to the election of directors, the Reporting Person may be deemed to have no voting power (as a result of which the Reporting Person does not believe it is a member of a group with respect to the shares); but with respect to all other matters has sole voting power.

Item 1(a). Name of Issuer:

DRYCLEAN USA, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

290 N.E. 68th Street
Miami, Florida 33138

Item 2(a) - (c). Name Principal Business Address, and Citizenship of Person Filing:

2(a) Thrifty Rent-A-Car System, Inc.
2(b) 5330 East 31st Street
Tulsa, Oklahoma 74135

2(c) OKLAHOMA

Item 2(d). Title of Class of Securities:

Common Stock, $.025 par value

Item 2(e). CUSIP Number:

262432-10-7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

482,760

(b) Percent of class:

6.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

482,760 (1)

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

482,760

(iv) Shared power to dispose or to direct the disposition of

0

(1) These shares are subject to a Stockholders Agreement in which the Reporting Person has agreed to vote for the election of directors of designees of William K. Steiner and Michael S. Steiner. Accordingly, with respect to the election of directors, the Reporting Person may be deemed to have no voting power (as a result of which the Reporting Person does not believe it is a member of a group with respect to the shares); but with respect to all other matters has sole voting power.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2008
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(Date)

Thrifty Rent-A-Car System, Inc.

By: /s/ Vicki J. Vaniman
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Vicki J. Vaniman, Executive Vice President